788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 16-316
February 29, 2016

Platinum Group Metals Ltd. Announces Positive Results of Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce the positive results from its Annual General Meeting held on February 26, 2016 in Vancouver, BC.

The meeting had an impressive turnout of shareholders representing over 82% of its issued shares eligible to vote at the meeting. The shareholders strongly supported the appointment of the Board and the resolutions proposed.

R. Michael Jones, President, CEO and co-founder of Platinum Group Metals said “We are pleased to see the vast majority of shareholders actively engaged, following our progress and voting their stock. We look forward to a pivotal year in 2016 with the ramp up of production at the Maseve Mine (WBJV Project 1) and the continued advancement on the Waterberg platinum and palladium deposit.”

The number of directors is fixed at seven and on a show of hands the shareholders at the meeting elected management’s seven nominees for directors. Details of the proxy voting are as follows:

MOTIONS	NUMBER OF SHARES[1]	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD/ ABSTAIN
R. MICHAEL JONES	58,090,792	99.85%	0.15%
FRANK R HALLAM	57,689,907	99.16%	0.84%
ERIC H CARLSON	57,711,444	99.19%	0.81%
BARRY W SMEE	58,079,322	99.83%	0.17%
IAIN D C MCLEAN	58,080,742	99.83%	0.17%
TIMOTHY D MARLOW	58,079,926	99.83%	0.17%
DIANA J WALTERS	58,087,131	99.84%	0.16%

The Board of Directors is unchanged from the previous year.

Shareholders also voted 79.54% in favour to re-approve the Stock Option Plan and 82.11% in favour to approve the continuation of the Shareholder Rights Plan. In addition, shareholders voted 99.75% in favour of re-appointing PricewaterhouseCoopers LLP as auditors, and to authorize the Directors to fix the auditor’s remuneration for the ensuing year.

_______________________________
1 The number of shares stated herein are post the 1 share for 10 consolidation effective January 26, 2016.

PLATINUM GROUP METALS LTD.	…2

At a meeting of the Board of Directors following the shareholders meeting, the current officers were ratified for the following year.

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company recently commissioned and began concentrate sales at the Maseve Platinum mine, a shallow, high-grade operation. Maseve is currently in ramp-up phase and is expected to produce 250,000 ounces (4E) per year on a steady state basis.

Platinum Group has expanded its exploration and development efforts on the North Limb of the Bushveld Complex at the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining in partnership with Japanese state Company JOGMEC.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
CEO and Co Founder

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…3

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.